Consent of Independent Registered Public Accounting Firm

The Board of Directors

Nationwide Life Insurance Company of America:

We consent to the use of our reports for Nationwide Provident VLI Separate Account 1 dated April 23, 2007 and for Nationwide Life Insurance Company of America and subsidiaries dated April 23, 2007, included herein, and to the reference to our firm under the heading “Experts” in the Statement of Additional Information (SEC File No. 333-82613). Our report for Nationwide Life Insurance Company of America and subsidiaries refers to the adoption of Statement of Financial Accounting Standards 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, in 2006.

/s/ KPMG LLP

Philadelphia, PA

April 30, 2007